UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Coronado Global Resources Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Laura L. Tyson

The Energy & Minerals Group

COO, General Counsel

2229 San Felipe Suite 1300

Houston, Texas 77019

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Coronado Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 84,506,139.9(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,506,139.9(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,506,139.9(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Coronado Group LLC (“Coronado Group”) is a direct owner of 84,506,139.9 shares of Common Stock, par value $0.01 per share (“Common Stock”) equivalent to 845,061,399 CHESS Depositary Interests (“CDIs”) of Coronado Global Resources Inc. (the “Issuer”). CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, the company that operates the Australian Securities Exchange. Each share of Common Stock is equivalent to 10 CDIs. EMG CC HC, LLC, EMG Coronado II HC, LLC, EMG Coronado IV Holdings LLC and EMG Coronado Strategic LP, each of which is affiliated with The Energy & Minerals Group (collectively, the “EMG Group”), collectively hold approximately ninety-nine percent (99%) of the outstanding units of Coronado Group. Voting and investment decisions with respect to the shares of Common Stock held by Coronado Group require the vote of a majority of the board of managers of Coronado Group, which is currently comprised of Garold R. Spindler, Laura L. Tyson and John G. Calvert. As such, no individual member of the board of managers is deemed to be the beneficial owner of the shares of Common Stock.

(2)	Calculated based on 167,645,373 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 7, 2023.

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Coronado Group LLC (the “Reporting Person”) on May 26, 2021, as amended by that certain Amendment No.1 filed by the Reporting Person on February 24, 2022 (the “Schedule 13D”), relating to the beneficial ownership of the Common Stock, par value $0.01 per share (the “Common Stock”), of Coronado Global Resource Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer.

No changes.

Item 2.	Identity and Background.

No changes.

Item 3.	Source and Amount of Funds or Other Consideration.

No changes.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the Common Stock reported herein for investment purposes. The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On September 24, 2023, the Reporting Person, the EMG Group and certain other parties (the EMG Group and such other parties, collectively, the “Sellers”) entered into a membership interest purchase agreement with a wholly owned subsidiary of Sev.en Global Investments A.S. (“Sev.en”), pursuant to which the Sellers agreed to sell the Reporting Person to Sev.en (the “Sale Transaction”). Following the closing of the Sale Transaction, Sev.en will be the direct or indirect owner of the Reporting Person, which will remain the direct owner of 84,506,139.9 shares of Common Stock and the one Series A Share.

The Sale Transaction is subject to customary closing conditions, including regulatory approvals in Australia and the United States.

In addition, the Reporting Person makes the specific additional disclosures:

(a) Pursuant to the Stockholder’s Agreement (as defined below), for so long as the Reporting Person and the EMG Group (collectively, the “Key Holders”) beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer’s issuance of any equity securities or equity securities convertible into or exercisable or exchangeable for any of the Issuer’s equity securities. As a result of this consent right, the Reporting Person may, from time to time in the future, prevent or enable the issuance of additional equity securities in the Issuer. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to issue additional equity securities. In the event of any such issuance occurring while the Key Holders beneficially own in the aggregate at least 10% of the outstanding shares of Common Stock, the Issuer must first offer any issuance of equity securities to the Reporting Person in respect of its pro rata shares. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

Additionally, the Reporting Person and each member of the EMG Group has registration rights with respect to the shares of Common Stock it holds (including in the form of CDIs), as further described in Item 6.

(b) - (c) Pursuant to the Stockholder’s Agreement, for so long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer taking certain extraordinary corporate transactions, including mergers, reorganizations, liquidations and sales and transfers of material amounts of the Issuer’s and its subsidiaries’ assets. As a result of this consent right, the Reporting Person may, from time to time in the future, enable or prevent the Issuer’s entry into an extraordinary corporate transaction of the type referred to above. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to undertake any such extraordinary corporate transaction. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

(d) Pursuant to the Reporting Person’s and the EMG Group’s respective rights to designate directors to the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person has designated Ms. Laura L. Tyson and Sir Michael Davis to the Board of Directors of the Issuer, and both Ms. Tyson and Sir Davis have been designated by the Reporting Person for reelection to the Board of Directors of the Issuer. Such designation has been approved by the Reporting Person by delivery of a proxy vote with respect to the Series A Share in advance of the 2021 Annual General Meeting of Stockholders. Because the Reporting Person currently beneficially owns voting securities representing approximately 50.4% of the outstanding Common Stock, the Reporting Person may control the election of directors of the Issuer. Additionally, the Reporting Person has the right to designate a non-voting observer to the Board of Directors of the Issuer for so long as the Key Holders beneficially own in the aggregate at least 5% of the outstanding shares of Common Stock and, pursuant to that right, has designated John G. Calvert as a non-voting observer.

Further, pursuant to the Stockholder’s Agreement, for so as long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer terminating the employment of the Chief Executive Officer of the Issuer or hiring a new Chief Executive Officer.

(e) As a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to change its dividend policy or capitalization. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

(f) In addition to the other rights of the Reporting Person with respect to amendments of the Issuer’s certificate of incorporation and bylaws in a manner affecting the Series A Share, as further described in Item 6, pursuant to the Stockholder’s Agreement, for so as long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer amending or restating its certificate of incorporation or bylaws. As a result of this consent right, the Reporting Person may, from time to time in the future, enable or prevent the amendment and restatement of the Issuer’s certificate of incorporation or bylaws to impede the acquisition of control of the Issuer by any person. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause changes to the Issuer’s certificate of incorporation and bylaws. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

Item 5.	Interest in Securities of the Issuer.

Except as specifically set forth below, no changes.

Each reference to (i) December 31, 2021 is amended and restated to be June 30, 2023; (ii) Annual Report is amended and restated to be Quarterly Report; (iii) Form 10-K is amended and restated to be Form 10-Q; and (iv) February 22, 2022 is amended and restated to be August 7, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.	Material to be Filed as Exhibits.

No changes.

[Signature Page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 2, 2023

CORONADO GROUP LLC

By:	/s/ Laura L. Tyson
Name:	Laura L. Tyson
Title:	Chief Operating Officer, General Counsel and Secretary

SCHEDULE A

Information about the Reporting Persons

Schedule A is hereby amended and restated in its entirety as follows:

The names and titles and principal occupations of the executive officers of the Reporting Person are set forth below. The Reporting Person is managed by a Board of Managers, and the names and titles and principal occupations of each of the managers of the Reporting Person are set forth below. The business address of Garold R. Spindler is Level 33, Central Plaza One, 345 Queen Street, Brisbane, Queensland, Australia 4000. The business address of each of the other executive officers and managers listed below is 2229 San Felipe Suite 1300, Houston, Texas 77019.

Name	Title	Principal Occupation
Garold R. Spindler	Manager	Chief Executive Officer of Coronado Global Resources, Inc.

John T. Raymond	Co-Chief Executive Officer	Managing Partner and Co-Chief Executive Officer of the family of funds managed by The Energy & Minerals Group

John G. Calvert	Manager, Co-Chief Executive Officer	Managing Partner and Co-Chief Executive Officer of the family of funds managed by The Energy & Minerals Group

Laura L. Tyson	Manager, Chief Operating Officer, General Counsel and Secretary	Managing Director, Chief Operating Officer, General Counsel and Secretary of the family of funds managed by The Energy & Minerals Group

Neil Dickson	Chief Financial Officer	Chief Financial Officer of the family of funds managed by The Energy & Minerals Group

Rachel Cowsert	Chief Tax Officer	Chief Tax Officer of the family of funds managed by The Energy & Minerals Group